Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

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Transcript of video message from Ralph W. Babb, Jr., Chairman and CEO of Comerica Incorporated and J. Downey Bridgwater, Chairman, President and CEO of Sterling Bancshares, Inc. that has been made available for replay on the internal website of Sterling Bancshares, Inc.

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Sterling, and a Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

TRANSCRIPT:

Downey Bridgwater, Chairman, President and CEO of Sterling Bancshares, Inc.:

“Hello, everyone. I’m pleased to be able to report to you that this morning we announced our intention to merge with the largest U.S. bank based in Texas, Comerica. The transaction, which has been approved by the Comerica and Sterling Boards of Directors, is expected to be completed by mid-year 2011 after regulatory and Sterling shareholder approvals are received.

This merger presents a unique opportunity for Sterling and Comerica. We have a very appealing branch network and once the merger is completed, the combined company will have 152 banking centers in Texas, including 65 in Houston, 63 in Dallas/Fort Worth, 13 in San Antonio and 11 in Austin.

We also have a very attractive deposit base, with a relatively large component of noninterest-bearing deposits. With Sterling and Comerica combined, based on June 30th FDIC data, our deposits would be ranked 6th in the state of Texas with total deposits of $9.4 billion. Sterling and Comerica’s combined deposits have increased to over $10 billion as of December 31. We believe this merger gives us the ability to leverage additional marketing capacity to offer a wide array of products and services through a larger distribution network, particularly to our customers within our small and medium-sized business segment.

This merger also provides an opportunity for us to join forces with a large, strong, and very successful organization. While we’ve worked hard over the years to remain independent, as I’ve said many times, there’s never been a guarantee we should remain that way forever, and we must do what’s best for the bank and all its constituents, including our customers and employees as well as our shareholders.

I want to thank each and every one of you for all you’ve done to get us to this point. Your hard work and care for our customers has made us a very attractive franchise. The reputation we have for quality relationship banking, experienced bankers, and a positive work environment have made Sterling Bank and its team a highly desirable partner. That’s a good thing. It has made today’s merger possible, and it’s something you can take great pride in.

Now, I’d like to tell you a few things about who we’re merging with:

Comerica and its predecessors have successfully navigated our nation’s economic ups and downs for more than 160 years. Operating in Michigan since 1849, Comerica expanded into Florida in 1982, entered the Texas banking market in 1988, and expanded into California in 1991. In 2007, Comerica moved its headquarters to Dallas, instantly making Comerica the largest Texas-based U.S. bank.

Like Sterling, Comerica has succeeded with its “Main Street Banking” business model that makes relationships its number one priority. They operate 444 banking centers around the U.S. In addition to Texas, Comerica Bank locations can be found in Arizona, California, Florida and Michigan, with select businesses operating in several other states, as well as in Canada and Mexico, with total assets of $53.7 billion as of the end of 2010.

Now our task is to stay focused on our customers and continue to deliver the quality banking for which we’re known. Until this merger is complete it’s more important than ever to let our customers know that Sterling will continue to be the best place to bank. We want to continue to demonstrate that truth to our customers and everyone in our communities. Be sure to let your customers know that merging with Comerica will provide additional products and services that will allow us to serve them even better than before. In the meantime, please continue to pursue growth in our markets and do the things necessary to keep our franchise moving forward.

I’m sure many of you have questions about our structure and, of course, what role you’ll play in all of this. We’ll have an all employee meeting this afternoon at 5:30 PM in each of our markets that I encourage you to attend. Comerica has offered to have one of their leadership team members present at each meeting to provide an introduction to their organization. Please check your email or with your manager to determine the location for your meeting. We’ll keep you informed of developments as we move forward. Thank you for your professionalism, your care for our customers, and your support as we move to a whole new era of banking in Texas.

Now, I’d like to introduce to you, the Chairman and CEO of Comerica, Ralph Babb,

Ralph….”

Ralph W. Babb, Jr., Chairman and CEO of Comerica Incorporated:

“Thank you, Downey. This is an exciting day for Sterling and for Comerica, because today we announced a strategically compelling and unique opportunity that brings together two organizations that share a strong commitment to relationship banking and serving the community.

This is good news for Sterling shareholders, customers and employees. Comerica shares your vision and values, and passion for doing business in the great state of Texas, which we believe is an attractive market with excellent growth opportunities.

As Downey mentioned, we are a Main Street bank. That is, while we have the resources of a large bank, we have the continued touch and feel of a community bank.

Like you, we are a very customer-focused organization. Business banking is our bread-and butter, too. Our cultures are very much alike, and that is a big reason why this combination is such a great fit.

This really is an exciting time for Sterling and for Comerica.

Our senior leadership team looks forward to meeting you today at 5:30 and in the days, weeks and months ahead. You will find Comerica’s leadership team to be accessible and available to you and your customers. That’s an important part of our relationship approach to banking.

We certainly expect a smooth and seamless integration going forward, particularly as our organizations are so much alike.

Thanks for the opportunity to say hello today.

Have a great day.”